UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934



ANTHONY & SYLVAN POOLS CORP
(Name of Issuer)

Common Stock
(Title of Class of Securities)

036762102
(Cusip Number)

10/29/1999
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

{ X }     Rule 13d-1( b )
{   }     Rule 13d-1( c )
{   }     Rule 13d-1( d )

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).





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CUSIP No.  036762102

13G



1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

KeyCorp
I.R.S. Employer Identification No. 34-1784820


2
Check the Appropriate Box if a Member of a Group*

(a)   Not Applicable

(b)


3
SEC Use Only


4
Citizenship or Place of Organization

State of Ohio

Number of Shares Benefically Owned By Each Reporting Person With:
5  Sole Voting Power          736,627

6  Shared Voting Power            500

7  Sole Dispositive Power     104,556

8  Shared Dispositive Power   932,967


9 Aggregate Amount Beneficially Owned by Each Reporting Person

1,037,523


10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

Not Applicable


11 Percent of Class Represented by Amount in Row 9

30.96%


12 Type of Reporting Person*

HC


SEC 1745 (6-80)     	*SEE INSTRUCTIONS BEFORE FILLING OUT




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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington  D.C.  20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934


Item 1 (a).  Name of Issuer:

ANTHONY & SYLVAN POOLS CORP


Item 1 (b).  Address of Issuer's principal executive offices:

220 Park Drive
Chardon, OH 44024


Item 2 (a).  Name of person filing:

Key Corp


Item 2 (b).  Address of principal business office:

127 Public Square
Cleveland, OH 44114


Item 2 (c).  Place of organization:

State of Ohio


Item 2 (d).  Title of class of securities:

Common Stock


Item 2 (e).  CUSIP Number:

036762102


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d - 2 (b), indicate type of person filing:

Person filing is a Parent Holding Company, in accordance with 240.13d
- 1(b)(ii)(G)


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Item 4.
Ownership:

(a)  Amount of beneficially owned:  1,037,523 shs

(b)  Percent of class:  30.96%

(c)  Number of shares as to which such person has:

    (i)Sole power to vote or to direct the vote               736,627

   (ii)Shared power to vote or to direct the vote                 500

  (iii)Sole power to dispose or to direct the disposition of   104,556

   (iv)Shared power to dispose or to direct the disposition of 932,967


Item 5.
Ownership of five percent or less of a class:

Not Applicable


Item 6.
Ownership of more than five percent on behalf of another person:

Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities. Those persons whose interest relates to more than five percent of the class are:

Not Applicable


Item 7.
Identification and classification of the subsidiaries which acquired the security being reported on by the parent holding company:

Identification:  Key Trust Company of Ohio National Association

Classification:    (B) Banks as defined by Section 3 (A) (6) of the
act.


Item 8.
Identification and classification of members of the group:

Not Applicable


Item 9.
Notice of dissolution of group:

Not Applicable

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Item 10.  Certification

The undersigned expressly declares that the filing of the Schedule 13G shall not be construed as an admission that the undersigned is, for purposes of Section 13(d) and 13(g) of the Securities Exchange
Act of 1934, the beneficial owner of any securities covered by this
Schedule 13G.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 10, 1999



KeyBank National Association

By:




Carol Davenport
Chief Fiduciary Officer
KeyBank
















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